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 FORM 4                                   UNITED STATES SECURITIES AND EXCHANGE COMMISSION                       OMB APPROVAL
-------                                                Washington, D.C. 20549                            ---------------------------
[ ]Check this box if no longer subject to                                                                OMB Number:      3235-0287
   Section 16.  Form 4 or Form 5                                                                         Expires:   January 31, 2005
   obligations may continue.  See           STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP                 Estimated average burden
   Instruction 1(b).                                                                                     hours per response.... 0.5

                               Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
                                   Section 17(a) of the Public Utility Holding Company Act of 1935
                                       or Section 30(h) of the Investment Company Act of 1940
(Print or Type Responses)
1. Name and Address of Reporting Person*    2. Issuer Name and Ticker or Trading Symbol      6. Relationship of Reporting Person(s)
                                               GameStop Corp.                                    to Issuer (Check all applicable)
 Woodson,          John               W.       New York Stock Exchange Symbol:  GME          ___ Director      ___ 10% Owner
------------------------------------------  ---------------------------------------------    _X_ Officer (give ___ Other (specify
  (Last)          (First)         (Middle)  3. I.R.S.               4. Statement for             title below)      title below)
                                               Identification          Month/Day/Year
 c/o GameStop Corp.                            Number of Reporting     2/13/02                   President of Strip Center Stores
 2250 William D. Tate Avenue                   Person, if an entity
------------------------------------------     (voluntary)          ---------------------------------------------------------------
  (Street)                                                          5. If Amendment, Date of 7. Individual or Joint/Group Filing
                                                                       Original (Month/Day/     (Check Applicable Line)
 Grapevine,        Texas           76051                               Year)                 _X_ Form filed by One Reporting Person
------------------------------------------                                                   ___ Form filed by More than One
  (City)          (State)          (Zip)                                                         Reporting Person

                                            Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

                                                                                          5. Amount of
                                         2A.                                                 Securities
                                         Deemed   3. Trans-    4. Securities Acquired (A)    Beneficially
                              2. Trans-  Exe-        action       or Disposed of (D)         Owned        6. Ownership
                                 action  cution       Code        (Instr. 3, 4 and 5)        Following       Form:     7. Nature of
                                 Date    Date,       (Instr.     ------------------------    Reported        Direct(D)    Indirect
                                (Month/  if any       8)                   (A)               Transaction(s)  or           Beneficial
1.  Title of Security            Day/    (Month/    ----------             or                (Instr.         Indirect(I)  Ownership
    (Instr.3)                    Year)   Day/Year)   Code   V     Amount   (D)   Price        3 and 4)       (Instr. 4)   (Instr. 4)
----------------------------- ---------  ---------  ----------   --------  ---  --------   ------------     -----------   ----------

Reminder:  Report on a separate line for each class of securities beneficially owned directly or indirectly.                  (Over)
* If the form is filed by more than one reporting person, see Instruction 4(b)(v).                                  SEC 1474 (9-02)

                                          Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number

                   Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned
                                (e.g., puts, calls, warrants, options, convertible securities)
                                                                                                                     6. Date
                                                                                                                        Exercisable
                                                                                                                        and
                                     2. Conver-               3A. Deemed                   5. Number of Deriv-          Expiration
                                        sion or    3. Trans-      Execution  4. Trans-        ative Securities          Date (Month/
                                        Exercise      action      Date, if      action        Acquired (A) or           Day/Year)
                                        Price of      Date        any           Code          Disposed of (D)        ---------------
                                        Deriv-        (Month/     (Month/      (Instr. 8)     (Instr. 3, 4 and 5)    Date     Expir-
1. Title of Derivative Security         ative         Day/        Day/       -----   ----  -----------------------   Exercis- ation
   (Instr. 3)                           Security      Year)       Year)      Code     V        (A)         (D)       able     Date
--------------------------------     -----------   ---------- -------------  ------------  ----------- -----------   -------- ------

Stock Options (Right to Buy)(1)         $18.00       2/13/02                   A      V      252,000                  (2)    2/12/12

                                                                          9. Number of
                                                                             derivative   10. Ownership
                                                                             Securities       Form of
                                                                             Beneficially     Derivative
                        7. Title and Amount of Underlying                    Owned            Security
                           Securities (Instr. 3 and 4)                       Following        Direct       11. Nature of
                        ---------------------------------  8. Price of       Reported         (D) or           Indirect
                                                Amount or     Derivative     Trans-           Indirect         Beneficial
1. Title of Derivative          Title           Number of     Security       action(s)        (I)              Ownership
   Security (Instr. 3)                          Shares        (Instr. 5)     (Instr. 4)       (Instr. 4)       (Instr. 4)
----------------------  --------------------    ---------  -------------  -------------   --------------   --------------

Stock Options (Right    Class A Common Stock     252,000                    672,000(3)           D
  to Buy)(1)

Explanation of Responses:

(1)  Granted under the GameStop Corp. 2001 Incentive Plan in a transaction exempt under Rule 16b-3.
(2)  The options vest (i) with respect to 10 shares upon the termination without cause of the Reporting
     Person's employment prior to February 12, 2003 and (ii) otherwise, one-third of these options become exercisable on February 12 of each of the years 2003 through 2005.
(3)  Represents the total number of stock options (right to buy) specifically owned by the Reporting
     Person with respect to the Issuer's Class A Common Stock.

                                                                                /s/ John W. Woodson                     12/5/02
**Intentional misstatements or omissions of facts constitute                    -------------------------------   ------------------
  Federal Criminal Violations.  See 18 U.S.C. 1001 and                          **John W. Woodson                        Date
  15 U.S.C. 78ff(a).

Note:  File three copies of this Form, one of which must be manually signed.
       If space provided is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not
required to respond unless the form displays a currently valid OMB Number.                                                   Page 2